AP 2/24

KH 2/18

11015625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 16 2011

Washington, DC
110

SEC FILE NUMBER
8- 50809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Granite Financial Group, LLC
DBA: Avior Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

447 Palmitas Street
(No. and Street)

Solana Beach (City) ...ia (State) 92075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison Diamond (858) 509.8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/28

OATH OR AFFIRMATION

I, Allison Diamond xxxxxxxxxxxxxx, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granite Financial Group, LLC xxxxxxxxxxxxxx, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

xxxxxxxxxxxxxx

xxxxxxxxxxxxxx

xxxxxxxxxxxxxx

State of California
County of San Diego
Subscribed ans sworn to (or affirmed) before me on this 21 day of January, 2011 by Donna Jackson, Notary Public proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

Donna Jackson
Notary Public

Signature

CFO
Title

DONNA JACKSON
Commission # 1821771
Notary Public - California
San Diego County
My Comm. Expires Dec 5, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Granite Financial Group, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Granite Financial Group, LLC:

We have audited the accompanying statement of financial condition of Granite Financial Group, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Financial Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2011

Granite Financial Group, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	65,201
Receivables from clearing organization		2,639
Deposit with clearing organization		101,126
Investments, at market value		196,922
Receivables-other		27,600
Furniture and equipment, net		494
Prepaid expense		4,849
Total assets	$	398,831

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	22,726
Payable to clearing organization		537
Total liabilities		23,263

Member's equity

Member's equity		375,568
Total member's equity		375,568
Total liabilities and member's equity	$	398,831

The accompanying notes are an integral part of these financial statements.

Granite Financial Group, LLC
Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Principal transactions	$ 316,134
Consulting income	459,000
Interest and dividend	2,144
Other income	5
Net investment gains (losses)	(633,337)
Total revenues	143,946
Expenses	
Employee compensation and benefits	179,736
Professional fees	7,090
Communications	9,166
Occupancy expense	24,597
Interest and dividend expense	302
Other operating expenses	594,190
Total expenses	815,081
Net income (loss) before income tax provision	(671,135)
Income tax provision	3,300
Net income (loss)	$ (674,435)

The accompanying notes are an integral part of these financial statements.

Granite Financial Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2010

	Member's Equity
Balance at December 31, 2009	$ 1,305,885
Member's distributions	(408,841)
Member's contributions	152,959
Net income (loss)	(674,435)
Balance at December 31, 2010	$ 375,568

The accompanying notes are an integral part of these financial statements.

Granite Financial Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flow from operating activities:		
Net income (loss)		$ (674,435)
Adjustments to reconcile net income (loss) to net		
Cash provided by (used in) operating activities:		
Depreciation expense	$ 3,499	
(Gain) Loss on sale of property plant & equipment	789	
(Increase) decrease in assets:		
Receivables from clearing organization	(2,639)	
Investments, at market value	1,076,769	
Prepaid expense	103,715	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(213,130)	
Payable to clearing organization	(22,273)	
Income taxes payable	(800)	
Total adjustments		945,930
Net cash and cash equivalents provided by (used in) operating activities		271,495
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Distributions	(408,841)	
Proceeds from contributions	152,959	
Net cash and cash equivalents provided by (used in) financing activities		(255,882)
Net increase (decrease) in cash and cash equivalents		15,613
Cash and cash equivalents at beginning of year		49,588
Cash and cash equivalents at end of year		$ 65,201
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 3,300	

The accompanying notes are an integral part of these financial statements.

Granite Financial Group, LLC
Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Granite Financial Group, LLC (the "Company") was organized on September 22, 2005, from the reorganization of Granite Financial Group, Inc., a California corporation. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's main activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions and institutional sales.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include private placement transactions, merger and advisory activity, consulting and research. Investment banking management fees, advisory services, and the related commissions are recorded at the time the transaction/underwriting is completed and received.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2010, the receivables from clearing organization of $2,639 are pursuant to these clearance agreements.

Granite Financial Group, LLC
Notes to Financial Statements
December 31, 2010

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Penson Financial Services, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2010 was $101,126.

Note 4: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2010 these securities are carried at their fair market value of $196,922. The accounting for the mark-to-market on proprietary trading is included in the Statement of Operations as net investment losses of $633,337.

Note 5: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Computer equipment	$ 21,397	3
	21,397	
Less: accumulated depreciation	(20,903)	
Furniture and equipment, net	$ 494	

Depreciation expense for the year ended December 31, 2010, was $3,499.

Note 6: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2010, the income tax provision consists of the following:

Note 6: INCOME TAXES (Continued)

Franchise tax	$	800
Gross receipts tax		2,500
Total income tax provisions	$	3,300

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments, at market value	$ 196,922	$ 196,922	$ -	$ -
	$ 196,922	$ 196,922	$ -	$ -

Liabilites	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 8: LITIGATION

During 2009, the SEC filed a complaint against the Company alleging the payment of bribes to hedge fund employees in exchange for routing trades and the associated commissions to the Company. The SEC alleged that these activities took place from March of 2003 through October of 2005 and was seeking the disgorgement of the commissions earned from these activities. In February 2010, the SEC and the Company reached a final settlement, whereby the Company, without admiting or denying the allegations, agreed to pay a civil penalty in the amount of $250,000.

Note 9: RELATED PARTY TRANSACTIONS

At December 31, 2010, the Company has advanced one of its executive officers $26,800, which is non-interest bearing and due on demand. The receivable is included in Receivables- other on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $192,020 which was $92,020 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($23,263) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum allowed.

Granite Financial Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2010

Computation of net capital		
Member's equity	$ 375,568	
Total member's equity		$ 375,568
Less: Non-allowable assets		
Receivables-other	(27,600)	
Furniture and equipment, net	(494)	
Prepaid expense	(4,849)	
Total non-allowable assets		(32,943)
Net capital before haircuts		342,625
Less: Haircuts and undue concentration		
Haircut on marketable securities	(148,674)	
Undue concentration	(1,931)	
Total haircuts & undue concentration		(150,605)
Net Capital		192,020
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,551	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 92,020
Ratio of aggregate indebtedness to net capital	0.12 : 1	

There was a $1 rounding difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010.

See independent auditor's report

Granite Financial Group, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirements is not applicable to Granite Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Granite Financial Group, LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to Granite Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Granite Financial Group, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Granite Financial Group, LLC:

In planning and performing our audit of the financial statements of Granite Financial Group, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2011

Granite Financial Group, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Granite Financial Group, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7) of Granite Financial Group, LLC ("the Company") for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Granite Financial Group, LLC taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Granite Financial Group, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2010

	Amount
Total assessment	$ 883
SIPC-6 general assessment Payment made on July 14, 2010	(1,943)
SIPC-7 general assessment	–
Total assessment balance (overpayment carried forward)	$ (1,060)